                                                                                                                  Exhibit 99.76

Cybin Demonstrates Proof of Concept of Its Deuterated Tryptamines for the

Treatment of Depression and Addiction

TORONTO--(BUSINESS WIRE)--April 21, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has successfully demonstrated Proof of Concept for its deuterated tryptamine programs, CYB003 and CYB004, for the treatment of depression and addiction.

Multiple long-acting psychedelic treatments have been granted Breakthrough Therapy Designation by the U.S. Food and Drug Administration ("FDA"). However, these potential treatments produce psychedelic effects that can last for extended periods of time, presenting challenges to patient access and potentially to payer reimbursement. To overcome these scalability issues, Cybin is working to optimize the duration of action of its treatments through the selective deuteration of several short-acting psychedelic tryptamines.

"This Proof-of-Concept data provides strong support for progressing Cybin's drug development candidates, CYB003 and CYB004, towards investigational new drug ("IND") filings with the FDA," stated Doug Drysdale, CEO of Cybin.

An evaluation of the Company's portfolio of psychedelic tryptamine molecules confirms that selective deuteration retains the full therapeutic pharmacology across a panel of serotonin receptors that is seen with the non-deuterated parent molecules. This Proof of Concept was demonstrated using the CEREP 5-HT selectivity panel. Previously published data have confirmed that the principal effect of deuteration has led to improved pharmacokinetics consistent with potential improvement of therapeutic benefit.1

Preliminary studies using an animal model of psychedelic action have also confirmed that deuteration modifies the pharmacokinetic profile, while retaining the therapeutic potential of these psychedelic molecules in the model.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release may include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

______________

1https://ascpt.onlinelibrary.wiley.com/doi/full/10.1111/cts.12754

Contacts

Investors:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media:

John Kanakis

Cybin Inc.

John@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com